MAIL STOP 3561

By U.S. mail and facsimile

Mr. Paul T. Stecko
Chief Executive Officer
Packaging Corporation of America
1900 West Field Court
Lake Forest, Illinois 60045

      Re: **Packaging Corporation of America**
              Form 10-K for Fiscal Year Ended December 31, 2007
              Filed February 20, 2008
              File No. 1-15399

Dear Mr. Stecko,

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                Sincerely,

                                Ryan C. Milne
                                Accounting Branch Chief
                                Office of Beverages, Apparel
                                and Health Care Services